URANIUM ENERGY CORP.

9801 Anderson Mill Road, Suite 230, Austin, Texas, U.S.A., 78750

____________________________________________________________________________________

August 17, 2009

Via EDGAR and facsimile (to (703) 813-6982)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549-4628

Attention:         H. Roger Schwall, Assistant Director

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp. (the "Company")
File No. 333-160565
Registration Statement on Form S-3/A (Amendment No. 1) dated August 7, 2009
Acceleration Request for Registration Statement

          Uranium Energy Corp., as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the "SEC") that the registration statement be permitted to become effective at 12:00 p.m. (noon), Washington, D.C. time, on Thursday, August 20, 2009, or as soon thereafter as is practicable. Please advise our special counsel, Thomas J. Deutsch, of Lang Michener LLP, Lawyers - Patent & Trade Mark Agents; at phone direct: (604) 691-7445 or facsimile direct: (604) 893-2679; of any questions you may have respecting this request.

          In connection with our request for acceleration we confirm that:

(a)       we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-captioned registration statement;

(b)       should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

(c)       the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(d)       the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

          Yours very truly,

URANIUM ENERGY CORP.

Per:       "Amir Adnani"

Amir Adnani, President, Chief Executive Officer and a director

cc.       Mr. Douglas Brown, Division of Corporation Finance